August 6, 2024

Mathew Vodola
Chief Financial Officer
Onyx Acquisition Co. I
104 5th Avenue
New York, New York 10011

       Re: Onyx Acquisition Co. I
           Form 10-K for the year ended December 31, 2023
           Filed on March 29, 2024
           Form 10-Q for the period ended March 31, 2024
           Filed on May 23, 2024
           File No. 001-41003
Dear Mathew Vodola:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Item 15. Exhibits, Financial Statement Schedules, page 79

1. Please amend your filing to include updated Section 906 certifications of the chief executive and financial officers to reference the correct period of the Form 10-K for the year ended December 31, 2023.
Form 10-Q for the period ended March 31, 2024
Item 6. Exhibits, page 28

2. You omit the internal control over financial reporting language from the introductory portion of paragraph 4 of your Section 302 certifications, as well as paragraph 4(b). This language was required beginning with your first annual report that contained
       management   s report on internal control over financial reporting and
continues to be
       required in the Section 302 certifications of all periodic reports filed thereafter. Please amend your filing to update your Section 302 certifications accordingly. August 6, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction